UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

Commission file number 1-16191

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tennant Company
Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tennant Company
10400 Clean Street
Eden Prairie, Minnesota 55344
(763) 540-1200

Tennant Company
Retirement Savings Plan

Financial Statements and Supplemental Schedule
December 31, 2025 and 2024
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Tennant Company Retirement Savings Plan
Minneapolis, Minnesota

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Tennant Company Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the financial statements.) In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) and as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Eide Bailly LLP
We have served as Tennant Company Retirement Savings Plan's auditor since 2023.
Denver, Colorado
June 25, 2026

Tennant Company Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets:
Investments at fair value:
Registered investment companies	$83,299,572	$86,890,829
Common investment trust funds	377,447,894	329,166,438
Tennant Company common stock	19,228,344	23,295,226
Total investments	479,975,810	439,352,493

Receivables:
Tennant Company contributions	270,375	4,862,947
Notes from participants	6,147,072	6,011,511
Total receivables	6,417,447	10,874,458
Net assets available for benefits	$486,393,257	$450,226,951
See Accompanying Notes to Financial Statements.

Tennant Company Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Additions to Net Assets Available for Benefits Attributed to:
Investment results:
Net appreciation in fair value of investments	$62,481,757
Dividends and interest	5,937,656
Dividends — Tennant Company common stock	304,350
Net investment results	68,723,763

Interest income on notes receivable from participants	525,810

Contributions:
Participants	16,945,042
Rollovers	3,263,961
Tennant Company (employer)	5,429,126
Total contributions	25,638,129

Total increase	94,887,702

Deductions From Net Assets Available for Benefits Attributed to:
Distributions to participants	(58,357,821)
Administrative expenses	(363,575)
Total deductions	(58,721,396)

Net increase in net assets	36,166,306

Net assets available for benefits:
Beginning of year	450,226,951
End of year	$486,393,257
See Accompanying Notes to Financial Statements.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Note 1.    Plan Description
The following brief description of the Tennant Company Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.
General and Eligibility
The Plan is a defined contribution employee benefit plan sponsored by Tennant Company (the Company). The Plan offers 401(k) pre-tax and post-tax deferral, matching and discretionary contributions from the Company, with in-plan Roth conversion. Participant's aggregate contributions to both pre-tax and post-tax are considered when calculating the matching contribution due. Qualified employees are eligible to participate in the Plan upon employment, as defined by the Plan. Eligibility to participate in the discretionary profit sharing portion of the Plan requires completion of one year of service and, generally, employment on the last day of the Plan year.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA), and the Internal Revenue Code of 1986, as amended (the Code).
The Americas Retirement Committee determines the appropriateness of the Plan's investment offerings and monitors investment performance. The Plan Administrator is responsible for administration of the Plan.
Contributions
Employees electing to participate in the Plan make voluntary contributions on a pretax or post-tax basis subject to certain limits. Employees can contribute to the Plan up to 75 percent of their certified earnings as defined. The Plan provides for a matching contribution; an amount equal to 75 percent of the first 4 percent of each employee's contributions up to a maximum match of 3 percent of certified earnings as defined. Additionally, the Company may elect to contribute a discretionary annual contribution subject to company performance and based on certified earnings as defined. True up matching contributions were made by the Company for the year ended December 31, 2025 in the amount of $270,375. The Company made no discretionary annual contributions for the year ended December 31, 2025. Participants may also rollover amounts into the Plan representing distributions from other qualified retirement plans.
Vesting
Participants are 100 percent vested in their account balance.
Plan Benefits
As participants are fully vested at all times, benefits to participants are equal to their account balances. Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the participant's account balance. Employees are able to withdraw part or all of their account balance upon attainment of age 59 1/2. Loans and in-service withdrawals for hardships are also available. A participant distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to an early withdrawal penalty, unless rolled over to a qualified plan or an individual retirement account.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the Tennant Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. Those shares held for the benefit of Participants who do not give voting instructions, will be voted by the Trustee in proportion to the instructions actually received.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Participant Accounts
The Plan is a defined contribution plan under which a separate individual account is established for each participant. Each participant’s account is credited with the participant’s contribution, the Company’s contribution and investment earnings or losses, and charged with an allocation of administrative expenses. Contributions are based on participant eligible compensation, as defined in the plan document.
Diversification
The Plan allows employees to reallocate their investments at any time, including those held in Tennant Company stock, subject to certain limitations.
Investment Options
Under the terms of the Plan, participants elect which funds both individual and Company contributions will be invested in. Participants can freely transfer their plan account accumulations between funds on a daily basis, subject to certain limitations.
Notes Receivable from Participants
Active participants are permitted to borrow from their accounts. The total amount of a participant's note may not exceed the lesser of (a) $50,000 minus the participant's highest outstanding note balance for the previous twelve-month period, or (b) 50% of the participant's vested account balance.
Interest is paid at a constant rate equal to 2% over the prime rate at the beginning of the month in which the proceeds of the loan are paid to the borrower.
Notes receivable from participants at December 31, 2025 had interest rates ranging from 5.25% to 10.50% and are due at various dates through March 2050. A participant can have no more than two notes outstanding at any time. Principal and interest payments are received ratably from participants through regular payroll deductions.
Plan Termination
Although the Plan is intended to be ongoing, the Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiaries at the time prescribed by the Plan’s terms and ERISA.
Plan Amendments
Effective January 1, 2025, the Company adopted the Thirteenth and Fourteenth Amendments to the Plan. These amendments, among other matters, increased the automatic enrollment default contribution rate from 4% to 6%, effective for employees hired on or after January 1, 2025, subject to automatic annual escalation unless the participant elects otherwise; revised the Plan's required minimum distribution provisions to reflect changes under the SECURE Act and SECURE Act 2.0; and modified the involuntary cash-out threshold to $7,000, including clarification regarding rollover contributions and automatic rollover provisions.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Note 2.    Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Fidelity (the Trustee) holds the Plan’s investment assets and executes transactions therein based upon instructions received from the Plan Administrator, the Company, and the participants of the Plan during the Plan year. The Plan’s investments are reported at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balances plus any accrued interest. Interest income is recorded on the accrual basis of accounting. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Distributions to Participants
Distributions to participants are recorded when paid.
Administrative Expense
All permitted administrative expenses are paid by the Plan and charged to participant accounts on a per capita basis, or from the Plan forfeiture account.
Risks and Uncertainties
The Plan provides for a range of investment options in various combinations of investment funds. Investments are exposed to a number of risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, including Tennant Company common stock, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Subsequent Events
Subsequent events have been evaluated through June 25, 2026, the date the financial statements were available to be issued.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Effective January 1, 2026, the Company adopted the Fifteenth Amendment to the Plan. Among other changes, the amendment establishes an enhanced safe harbor matching contribution formula equal to 100% of eligible participant contributions up to 6% of eligible compensation, provides for true-up matching contributions and clarifies the administration and funding of such contributions, maintains discretionary employer profit sharing contributions, and updates certain withdrawal and required minimum distribution provisions to ensure continued compliance with applicable laws.
No other significant matters were identified for disclosure during this evaluation.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Note 3.    Fair Value Measurements
Accounting standards established the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:    Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:    Valuations are based on valuation methodologies, discounted cash flow models or similar techniques. Level 3 valuations incorporate certain assumptions, modeling and projections in determining the fair value assigned to such assets or liabilities.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Note 3. Fair Value Measurements (continued)
Registered investment companies: Certain investments in registered investment companies are valued at the daily closing prices as reported by the fund. Investments held by the Plan are open-ended investments that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The investments held by the Plan are deemed to be actively traded.
Tennant Company common stock: Investment in Tennant Company common stock is valued at the closing price reported on the active market on which the individual securities are traded.
Common investment trust funds: Investments in common investment trust funds are valued at the net asset value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities and has a readily determinable price. Participant’s transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common investment trust fund, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that liquidation will be carried out in an orderly business manner.
The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2025 and 2024:

	Investments at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Registered investment companies	$83,299,572	$—	$—	$83,299,572
Tennant Company common stock	19,228,344	—	—	19,228,344
Common investment trust funds	—	377,447,894	—	377,447,894
Total investment assets at fair value	$102,527,916	$377,447,894	$—	$479,975,810

	Investments at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Registered investment companies	$86,890,829	$—	$—	$86,890,829
Tennant Company common stock	23,295,226	—	—	23,295,226
Common investment trust funds	—	329,166,438	—	329,166,438
Total investment assets at fair value	$110,186,055	$329,166,438	$—	$439,352,493
There was no Level 3 investment activity during the years ended December 31, 2025 and 2024.
The Plan recognizes transfers into and out of every level on the first day of the reporting period. There were no transfers between Level 1 and 2 during the years ended December 31, 2025 and 2024.

Tennant Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Note 4.    Party-in-Interest Transactions
The Plan invests in securities issued by the Trustee and by the Company. These party-in-interest transactions are exempt from being considered as prohibited transactions under Section 408(b)(8) of ERISA. In 2025, there were purchases of $1,061,213, sales of $3,374,045, and dividends of $304,350 that were related to the Company's general stock and ESOP stock funds.
Note 5.    Tax Status
The Internal Revenue Service (IRS) had determined and informed the Company by a letter dated May 31, 2017, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (IRC). As a condition of the qualified status, an amendment was recommended and made to the plan in August 2017 as requested by the IRS, to make clear the manner in which distributions to non-spouse beneficiaries are treated, and the period over which a participant’s ESOP account will be paid. Note that the changes made by these amendments were not changes to how the plan was being administered but added the language describing the rules. Subsequent to the issuance of this determination letter, the Plan was amended. However, the Company and plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and, therefore believe the Plan is qualified and the related trust continues to be tax exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Tennant Company Retirement Savings Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2025
EIN 41-0572550 Plan #001

(A)	Identity of Issuer, Lessor or Similar Party (B)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value ** (C)	Current Value (D)
	Registered investment companies:
	Vanguard Fed Money Market	Mutual fund	$21,806,941
*	Fidelity U.S. Bond Index Fund	Mutual fund	7,440,455
	Vanguard Wellington Fund	Mutual fund	29,711,038
	Causeway International Value Fund	Mutual fund	11,417,923
	DFA Emerging Markets Core Equity Port	Mutual fund	10,306,455
	MFS International Growth Fund Class R6 MGRDX	Mutual fund	1,928,057
	GMO Benchmark FR ALLOC SER FD R6	Mutual fund	688,703
			83,299,572
	Common investment trust funds:
	L&G S&P 500 DC CIT	Common investment trust funds	146,990,528
	L&G Russell 2000 DC CIT	Common investment trust funds	21,709,012
	Vanguard Target 2035 Fund	Common investment trust funds	25,668,583
	Vanguard Target 2030 Fund	Common investment trust funds	28,075,915
	Prudential Core Plus Bond Fund	Common investment trust funds	24,986,111
	Vanguard Target 2045 Fund	Common investment trust funds	24,227,154
	Vanguard Target 2040 Fund	Common investment trust funds	20,328,244
	L&G MSCI EAFE DC CIT	Common investment trust funds	18,293,818
	Vanguard Target 2050 Fund	Common investment trust funds	22,931,019
	Vanguard Target 2025 Fund	Common investment trust funds	11,794,537
	Vanguard Target 2055 Fund	Common investment trust funds	15,947,875
	Vanguard Target 2020 Fund	Common investment trust funds	3,874,031
	Vanguard Target 2060 Fund	Common investment trust funds	8,710,111
	Vanguard Target 2065 Fund	Common investment trust funds	2,819,228
	Vanguard Target Income Fund	Common investment trust funds	795,869
	Vanguard Target 2070 Fund	Common investment trust funds	295,859
			377,447,894
*	Tennant Company common stock	Common stock, 260,790 shares, par
		value $0.375; cost is $10,348,156	19,228,344
*	Participants	Notes from participants, ranging
		between 5.25% and 10.50%,
		maturing through March 2050	6,147,072
			$486,122,882

* Represents party-in-interest.
** Cost information for participant-directed investments is not required.

EXHIBIT

Item #	Description
23.1	Consent of Independent Registered Public Accounting Firm — Eide Bailly LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNANT COMPANY RETIREMENT SAVINGS PLAN

Date:	June 25, 2026	/s/ Fay West
Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
Tennant Company